Exhibit 99.1

September 21, 2014

Dear Wix.com Ltd. Shareholders:

We cordially invite you to attend an Extraordinary General Meeting of Shareholders of Wix.com Ltd. (the “Meeting”), to be held on Monday, October 27, 2014 at 3:30 p.m. (Israel time), at our principal executive offices at 40 Namal Tel Aviv St., Tel Aviv 6350671, Israel.

At the Meeting, shareholders will be asked to consider and vote on the matters listed in the enclosed Notice of Extraordinary General Meeting of Shareholders. Our Board of Directors recommends that you vote FOR the proposals listed in the Notice.

Only shareholders of record at the close of business on September 26, 2014 are entitled to notice of and vote at the Meeting.

Whether or not you plan to attend the Extraordinary General Meeting, it is important that your Ordinary Shares be represented and voted at the Extraordinary General Meeting.  Accordingly, after reading the enclosed Notice of Extraordinary General Meeting of Shareholders and the accompanying Proxy Statement, please sign, date and mail the enclosed proxy card in the envelope provided in accordance with the instructions on your proxy card.

We look forward to greeting as many of you as can attend the Meeting.

Sincerely, AVISHAI ABRAHAMI Chairman of the Board of Directors

Notice of Extraordinary General Meeting of Shareholders

October 27, 2014

Dear Wix.com Ltd. Shareholders:

We cordially invite you to attend an Extraordinary General Meeting of Shareholders of Wix.com Ltd., to be held on Monday, October 27, 2014 at 3:30 p.m. (Israel time), at our principal executive offices at 40 Namal Tel Aviv St., Tel Aviv 6350671, Israel (the telephone number at that address is +972-3-545-4900).

The following matters are on the agenda for the Meeting:

(1)	to elect Norbert Becker as an external director of the Company in accordance with the provisions of the Israeli Companies Law, 5759-1999; and

(2)	to approve the compensation of Norbert Becker as an external director of the Company.

You are entitled to vote at the Meeting if you are a shareholder of record at the close of business on September 26, 2014.  You are also entitled to vote at the Meeting if you hold Ordinary Shares through a bank, broker or other nominee which is one of our shareholders of record at the close of business on September 26, 2014, or which appears in the participant listing of a securities depository on that date.

You can vote your Ordinary Shares by attending the Meeting or by completing and signing the proxy card attached hereto.

Our Board recommends that you vote FOR the above proposals, which are described in the Proxy Statement.

Each Ordinary Share is entitled to one vote upon the proposal to be presented at the Meeting.  The affirmative vote of the holders of a majority of the voting power represented and voting in person or by proxy is required to approve the proposals.  In addition, the affirmative vote of the Ordinary Shares for each of the proposals must either include a majority of the Ordinary Shares voted by shareholders who are not controlling shareholders and do not have a personal interest in the election or compensation of Norbert Becker as an external director, as applicable, not taking into consideration abstentions, or the total shares of non-controlling shareholders and non-interested shareholders voted against the applicable proposal must not represent more than two percent of our outstanding Ordinary Shares.  For this purpose, you are asked to indicate on the proxy card whether you are a controlling shareholder or have a personal interest in in the election or compensation of Norbert Becker as an external director.

This notice is being sent to shareholders of record, in accordance with the requirements of the Israeli Companies Regulations (Notice of Meeting of Shareholders and Meeting of Class of Shareholders of a Public Company), 5760-2000, and our Articles of Association.  A copy of the proxy statement (which includes the full version of the proposed resolutions) and a proxy card will be distributed following the record date.  Shareholders may also review the proxy statement on our company’s website at http://investors.wix.com/annuals-proxies.cfm or at our principal executive offices at 40 Namal Tel Aviv St., Tel Aviv 6350671, Israel, upon prior notice and during regular working hours (telephone number: +972-3-545-4900) until the date of the Meeting.  Such proxy statement will also be furnished to the U.S. Securities and Exchange Commission, or the SEC, under cover of Form 6-K.

Whether or not you plan to attend the Meeting, it is important that your shares be represented and voted at the Meeting.  Accordingly, after reading the Notice of Extraordinary General Meeting of Shareholders and the Proxy Statement, please sign, date and mail the enclosed proxy card in the envelope provided in accordance with the instructions on your proxy card.  If voting by mail, the proxy card must be received by our transfer agent or at our registered office at least 48 hours prior to the appointed time of the Meeting to be validly included in the tally of ordinary shares voted at the Meeting.  Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

September 21, 2014

By Order of the Board of Directors, AVISHAI ABRAHAMI Chairman of the Board of Directors